Exhibit 12

Del Monte Foods Company and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

	Fiscal Year
	2004	2003	2002	2001
	(In millions, except ratios)
Earnings:
Income from continuing operations before income taxes	$251.2	$195.4	$255.9	$(37.1)
Interest expense	129.0	45.3	—	—
Interest portion of rent expense(a)	16.5	15.7	4.1	1.7

Earnings (loss)	$396.7	$256.4	$260.0	$(35.4)

Fixed Charges:
Interest expense	$129.0	$45.3	$—	$—
Interest portion of rent expense(a)	16.5	15.7	4.1	1.7

Fixed charges	$145.5	$61.0	$4.1	$1.7

Fixed Charge Ratio:
Ratio of earnings to fixed charges	2.7	4.2	64.0	n/a
Deficiency of earnings to cover fixed charges	$—	$—	$—	(37.1)

(a)	Interest portion of rent expense is estimated to be 33% of operating lease and rental expense for the period.